

February 9, 2023

Roger Franks
General Counsel
Lilium N.V.
2385 N.W. Executive Center Drive, Suite 300
Boca Raton, Florida 33431

   Re: Lilium N.V.
     Registration Statement on Form F-3
     Filed February 3, 2023
     File No. 333-269568

Dear Roger Franks:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eranga Dias at 202-551-8107 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing